Exhibit 4(a)
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, CA 92660
(800) 748-6907
READ YOUR CONTRACT CAREFULLY
This is a legal contract between you (the “Owner”) and Pacific Life & Annuity Company, a stock company, (hereinafter referred to as “we”, “us”, “our” and the “Company”).
We agree to pay the benefits provided under this Contract, subject to its provisions.
We have issued this Contract in consideration of the application and payment of the Initial Purchase Payment.
BENEFITS AND VALUES PROVIDED BY THIS CONTRACT ARE BASED UPON THE EXPERIENCE OF THE SEPARATE ACCOUNT AND ARE VARIABLE. THESE AMOUNTS MAY INCREASE OR DECREASE, AND ARE NOT GUARANTEED AS TO A DOLLAR AMOUNT. THE DETAILS OF THE VARIABLE PROVISIONS BEGIN ON PAGE 11.
THE AMOUNTS ALLOCATED TO A FIXED ACCOUNT OPTION EARN AN INTEREST RATE NOT LESS THAN AS STATED IN THE CONTRACT SPECIFICATIONS. THE DETAILS OF THE FIXED ACCOUNT OPTIONS BEGIN ON PAGE 10.
Right to Cancel - You may return this Contract within ten (10) days after you receive it. To do so, mail it to us at our Service Center or to the agent who sold it to you. No withdrawal charge will be imposed, and we will refund the Contract Value as of the date the returned Contract is delivered to us in good order,, including any fees or charges for premium taxes and/or other taxes that were deducted from the Contract Value.
Signed for the Company at Newport Beach, California, to be effective as of the Contract Date.
PACIFIC LIFE & ANNUITY COMPANY

Chairman and Chief Executive Officer	Secretary
INDIVIDUAL LIMITED PREMIUM DEFERRED FIXED AND VARIABLE ANNUITY CONTRACT
Investment Experience Reflected in Benefits
Variable and Fixed Accumulation Before Annuity Date
Annuities Payable in Fixed Dollar Amounts
Death Benefit Proceeds Payable Before Annuity Date
Non-Participating

CONTRACT SPECIFICATIONS

Service Center:	Send Forms and Written Requests to:	Send Payments to:
	Pacific Life & Annuity Company	Pacific Life & Annuity Company
	P.O. Box 2829	P.O. Box 2736
	Omaha, Nebraska 68103-2829	Omaha, Nebraska 68103-2736
Toll-Free Number for Contract Owners:     1-800-748-6907 (between 6:00 a.m. and 5:00 p.m., Pacific Time)
Toll-Free Number for Registered Representatives: 1-800-748-6907 (between 6:00 a.m. and 5:00 p.m., Pacific Time)
Please use our toll-free numbers to present inquiries or obtain information about your coverage and for us to provide assistance in resolving complaints.
Basic Contract - [Non-Qualified]
Investment Options:
Fixed Account Options:
Fixed Account Interest Rates

Purchase Payment Breakpoint	Below $100,000	$100,000 and above
*Guaranteed Minimum Interest Rate	[1.00% – 3.00%]	[1.00% – 3.00%]
**Initial Guaranteed Interest Rate	[X.XX]%	[X.XX]%

**	The applicable Initial Guaranteed Interest Rate shown above will not change during the Withdrawal Charge Period. Beginning with the 7th Contract Year, the Guaranteed Interest Rate for consequent Contract Years will be determined annually, but will never be below the Guaranteed Minimum Interest Rate (GMIR) shown above.
Variable Investment Options:
[Equity Index]
[Money Market]

Fees and Charges:
Mortality and Expense Risk Charge:	[0.20%]
Administrative Fee:	[0.25%]
Withdrawal Charge Schedule

Contract Year	Withdrawal Charge %	Contract Year	Withdrawal Charge %
1	8%	5	5%
2	8%	6	4%
3	7%	7 & upon	0%
4	6%

Contract Number: [VR99999999]	Contract Date: [01-01-2007]

Owner(s):	[JOHN DOE]
[JANE DOE]

Annuitant(s):	[JOHN DOE]	Age:	[35]	Sex:	[MALE]
	[JANE DOE]		[35]		[FEMALE]

Initial Purchase Payment:	[$100,000]

Maximum Purchase Payment:	[$1,000,000]	Annuity Date:	[01-01-2067]
Maximum Additional Purchase Payments: [$100,000 aggregate amount]
Minimum Allocation Amount: [$1,000]

DEFINITION OF TERMS
Account Value - The amount of the Contract Value allocated to any one of the Investment Options.
Add-In Amount - The amount added by us, if applicable, to the Contract Value on the Notice Date to set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit.
Age - The Owner’s or Annuitant’s age, as applicable, at his or her last birthday.
Annuitant - The person you name on whose life annuity payments may be determined. An Annuitant’s life may also be used to determine certain increases in death benefits and to determine the Annuity Date. If you designate Joint Annuitants or a Contingent Annuitant, “Annuitant” means the sole surviving Annuitant, unless otherwise stated. If the Contract is owned by a Non-Natural Owner, you may not designate a Joint or Contingent Annuitant. Any named Annuitant, Joint Annuitant, or Contingent Annuitant must be under Age 86 as of the Contract Date. If the Contract is a Non-Qualified Contract, you cannot change the Annuitant or change or add a Joint Annuitant. If the Contract is a Qualified Contract, you may add a Joint Annuitant only on the Annuity Date.
Annuity Date (“Annuity Start Date”) - The date shown in the Contract Specifications, or the date you later elect, if any, for the start of annuity payments if the Annuitant is still living and the Contract is in force; or if earlier, the date that annuity payments actually begin.
Annuity Options - Income options available for a series of payments after the Annuity Date.
Beneficiary - The person you name who may receive any death benefit proceeds or any remaining annuity benefits in accordance with the provisions of this Contract.
Business Day - Any day on which the value of an amount invested in a Subaccount is required to be determined by applicable law which currently includes each day that both the New York Stock Exchange is open for trading and our administrative offices are open. If any transaction or event under this Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will occur will be effected using the next following Business Day’s Variable Account Values, Subaccount Units and Subaccount Values, unless otherwise stated.
Calendar Year - A one-year period beginning January 1 and ending December 31.
Code - The Internal Revenue Code of 1986, as amended.
Contingent Annuitant - The person, if any, you select to become the Annuitant if the Annuitant dies before the Annuity Date. You may add or change the Contingent Annuitant prior to the Annuity Date provided the Contingent Annuitant is not the sole surviving Annuitant. Any Contingent Annuitant you name must be under Age 86 as of the Contract Date. If you add or change a Contingent Annuitant after the Contract is issued, any newly-named or added Contingent Annuitant must be under Age 86 at the time of such change or addition. If the Contract is owned by a Non-Natural Owner, you may not designate a Contingent Annuitant.
Contingent Beneficiary - The person, if any, you select to become the Beneficiary if the Beneficiary dies.
Contract Anniversary - The same date, in each subsequent year, as the Contract Date.
Contract Date - The date we issued this Contract, as shown in the Contract Specifications. Contract Years, Contract Anniversaries, Contract Semiannual Periods, Contract Quarters and Contract Months are measured from the Contract Date.
Contract Value - As of the end of any Business Day, the Contract Value is equal to the sum of the Variable Account Value, plus the FAO Value.

Fixed Account Option (“FAO”) - An Investment Option to which Purchase Payments and transfers may be allocated. The FAO available under the Contract is shown in the Contract Specifications. Amounts allocated to the FAO are held in our General Account.
FAO Value - The aggregate amount of the Contract Value allocated to the FAO.
General Account - The General Account consists of our assets, other than those assets allocated to Separate Account A or to any of our other separate accounts.
Guaranteed Interest Rate - The annual interest rate that we declare from time to time and which is accrued daily. The Guaranteed Interest Rate will never be below the Guaranteed Minimum Interest Rate.
Guaranteed Minimum Interest Rate (GMIR) - the minimum interest rate, shown in the Contract Specifications that will be credited to the FAO. This interest rate is set at the Issue Date and will not change for the life of the Contract. The GMIR is expressed as an annual rate and interest is accrued daily.
Investment Option - A Variable Account or the FAO offered under the Contract.
Non-Natural Owner - A corporation or other entity that is not a (natural) person.
Non-Qualified Contract - A Contract other than a Qualified Contract.
Notice Date - The day on which we receive, in a form satisfactory to us, proof of death and instructions satisfactory to us regarding payment of death benefit proceeds.
Owner - The person(s) who has (have) all rights under this Contract. If the Contract names two Owners, Owner means both Owners (“Joint Owners”). Any named Owner must be under Age 86 as of the Contract Date. If the Contract allows you to change or add Owners after the Contract is issued, any newly-named or added Owners, including Joint Owners, must be under Age 86 at the time of such change or addition.
Primary Annuitant - The individual that is named in the Contract, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.
Purchase Payment - An amount paid to us, by or on behalf of an Owner, as consideration for the benefits provided under this Contract.
Qualified Contract - A Contract that qualifies under the Code as an individual retirement annuity (“IRA”) or a Contract purchased under a Qualified Plan that qualifies for special tax treatment under the Code.
Qualified Plan - A retirement plan that receives favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Code.
SEC - Securities and Exchange Commission.
Separate Account or Separate Account A - The Company’s Separate Account, registered as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”).
Service Center - Our mailing address shown in the Contract Specifications. We will notify you of any change in our mailing address.
Subaccount - An investment division of the Separate Account. Each Subaccount, (a “Variable Investment Option” or “Variable Account”) invests its assets in a separate series or class of shares of a designated investment company.
Subaccount Unit - Subaccount Units are used to measure the Variable Account Value in that Subaccount.

Unit Value - The value of a Subaccount Unit (“Subaccount Unit Value”). The Unit Value of any Subaccount is subject to change on any Business Day. The fluctuations in value reflect investment results and daily deductions for the mortality and expense risk charge. The Unit Value of a Subaccount Unit is determined each Business Day.
Variable Account (“Variable Investment Option”) - A Subaccount of the Separate Account or any separate account of ours which is available under the Contract in which the assets of the Company are segregated from the assets in our General Account and from the assets in our other separate accounts.
Variable Account Value (“Subaccount Value”) - The aggregate amount of the Contract Value allocated to the Variable Accounts.
You and Your - The person or persons named as Owner(s) in the Contract Specifications. If there are Joint Owners, you and your mean both Joint Owners.

GENERAL PROVISIONS
Report to Owner(s) - At least once per year prior to the Annuity Date, we will provide you with a report that will show the Contract Value, any Purchase Payments received, transfers, withdrawals, applicable withdrawal charges and/or charges and/or fees incurred since the last report, and any other information that may be required. After the Annuity Date, we will provide you with any information that may be required.
Payments, Instructions and Requests - Unless this Contract provides otherwise, all Purchase Payments, instructions and requests must be received in a form satisfactory to us at our Service Center. Any subsequent Purchase Payments, transfers or withdrawals received by us on any Business Day usually will be processed the same Business Day, unless the transaction or event is scheduled to occur on another day.
Generally, all other instructions and requests applicable to a Subaccount normally will be effective as of the end of the Business Day following the day such instructions and requests are received, in a form satisfactory to us, unless the transaction or event is scheduled to occur on another day. If any transaction or event is scheduled to occur on a day that does not exist in a given month, such transaction or event will occur on the last calendar day of the month, unless otherwise stated.
We may require that you provide signature guarantees or other safeguards for any instruction, request or other document you may send to our Service Center. You acknowledge and agree that we will not be liable for any loss, liability, cost or expense of any kind or character for acting on instructions or requests submitted to us that we reasonably believe to be genuine.
Any change in Owner, if permitted under the Contract, or Beneficiary, will be effective on the date such change is signed, subject to any payments made or actions taken by us prior to our receipt of the notice.
Entire Contract - This Contract, the attached application and any attached riders and endorsements, constitute the entire Contract, and supersede any and all prior agreements, whether oral or written, about the terms of this Contract and the application. All statements made by or by the authority of the applicant in the application are representations and not warranties.
Contract Modifications - Modifications to this Contract or any waiver of our rights or requirements under this Contract can only be made if in writing by an authorized officer of the Company. This Contract is intended to qualify as an annuity contract for federal income tax purposes. In addition, if this Contract is a Qualified Contract, this Contract is intended to qualify as part of a Qualified Plan. To that end, the provisions of this Contract are to be interpreted and administered to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend this Contract without the Owner’s consent (except in those states where Owner’s consent is required) and/or our administrative procedures to reflect any clarifications that may be needed or are appropriate to maintain its tax qualification or to conform this Contract to any applicable changes in the tax qualification requirements.
Basis of Values - A detailed statement showing how values are determined has been filed with the New York State Insurance Department. All values and reserves are at least equal to those required by the laws of the state of New York.
Minimum Benefits - The benefits provided under this contract are not less than the minimum benefits required by New York. Such benefits may be altered by increases and/or decreases in the investment performance of the variable Investment Options, loans and loan repayments, and partial or full withdrawals as described in the applicable sections of this Contract.
Claims of Creditors - The Contract Value and other benefits under this Contract are exempt from the claims of creditors to the extent permitted by law.
Removal of Beneficiary or Contingent Annuitant - You may remove a Beneficiary or a Contingent Annuitant from this Contract by providing proper written instructions to our Service Center.
Ownership - This Contract belongs to the Owner. The Owner is entitled to exercise all rights available under this Contract. If this Contract names two Owners, both Owners must join in any request to exercise these rights. The Owner may exercise these rights without the consent of the Beneficiary or any other person, except as otherwise required by law.
Assignment - You may assign all rights and benefits under this Contract before the Annuity Date. The assignment takes effect on the date on which it is signed, subject to any payments made or actions taken by us prior to our receipt of the notice. We are not responsible for the validity of any assignment. If the Contract has been absolutely assigned, the assignee becomes the Owner. You should consult with your tax adviser to determine the tax consequences of an assignment before taking any action.
Delay of Payments - Generally, we will pay any amounts due from the Contract within seven (7) days after our receipt of the request, in a form satisfactory to us. Payments or transfers to or from a Variable Account may be delayed after our receipt of the request under certain circumstances. These include:
•	a closing of the New York Stock Exchange other than on a regular holiday or weekend;

•	a trading restriction by the SEC; or

•	an emergency declared by the SEC.
We may delay payments or transfers from our General Account (which would include payment of the withdrawal proceeds, transfers from any FAO, fixed annuity payments and lump sum death benefit payments, unless state law requires otherwise) for up to six (6) months after the requested effective date of the transaction. Any amount delayed, so long as it is held under any FAO, will earn interest at the GMIR on an annual basis thereafter while any delay continues.
If you make any Purchase Payment by check, other than a cashier’s check, we may delay making payments to you until your check has cleared.
Incontestability - After this Contract has been issued, we will not contest the validity of this Contract other than for misstatement of age, sex or identity.
Misstatement of Age and/or Sex - We may require proof of the Annuitant’s or Owner’s Age and/or sex before any payments associated with the death benefit proceeds are made. If the Age and/or sex of the Annuitant or Owner is incorrectly stated, we will base any such payment associated with the death benefit proceeds on the Annuitant’s or Owner’s correct Age and/or sex.
We may require proof of the Annuitant’s Age and/or sex before starting annuity payments. If the Age and/or sex (or both) of the Annuitant is incorrectly stated, we will correct the amount payable, based upon the Annuitant’s correct Age and/or sex, if applicable. If we make the correction after annuity payments have started and we have made overpayments, we will deduct the amount of the overpayment, with interest at 3% per year, from any payments due then or later. If we have made underpayments, we will add the amount, with interest at 3% per year, of the underpayments to the next payment we make after we receive proof of the correct Age and/or sex.
Proof of Life or Death - Before we make a payment, we have the right to require proof of the life or death of any person on whose life or death determines whether, to whom, or how much we must pay any benefits under this Contract.
Withholding Taxes - We reserve the right to withhold from all payments made or deemed made under this Contract, any taxes required to be withheld by applicable federal or state law, unless the Owner or payee elects otherwise pursuant to applicable withholding rules.
Non-Participating - This Contract is classified as a non-participating contract. It does not participate in our surplus, and therefore no dividends are payable.

PURCHASE PAYMENTS
Initial Purchase Payment - This Contract will not be in force until we receive at our Service Center the Initial Purchase Payment. The Initial Purchase Payment is shown in the Contract Specifications.
Additional Purchase Payments - You may make additional Purchase Payments within the first 60 days of the Contract Date, while the Annuitant is living and this Contract is in force. Each additional Purchase Payment must be at least $1,000. We may limit the amount of any single Purchase Payment. You must obtain our consent before making a Purchase Payment that will bring the aggregate additional Purchase Payments or aggregate Purchase Payments over the Maximum Purchase Payment amounts shown in the Contract Specifications.
Purchase Payments are payable in U.S. dollars either at our Service Center or through our agent. Checks should be made payable to Pacific Life & Annuity Company. If you make Purchase Payments by check other than a cashier’s check, withdrawal payments and any refund under the Right to Cancel provision may be delayed until your check has cleared. On request, a receipt for the Purchase Payment signed by an officer of the Company will be provided after payment.
Purchase Payment Allocation - You may allocate all or part of your Purchase Payments to one or more of the Investment Options available under this Contract. The Investment Options available on the Contract Date are shown in the Contract Specifications. The following conditions apply:
•	At least 80% of the Initial Purchase Payment must be allocated to the FAO.

•	No more than 20% of the Initial Purchase Payment may be made to the Variable Investment Options.

•	Subsequent Purchase Payments will be allocated at the same percentage to the investment options as the Initial Purchase Payment, unless otherwise instructed. However, any subsequent Purchase Payment is subject to the first two conditions listed above.
Subject the above conditions, you may change the Purchase Payment allocation by providing us with instructions in a form satisfactory to us. We will allocate any Purchase Payment according to your most recent allocation instructions. We may reject any instruction or Purchase Payment if your instructions are not clear or we cannot determine your allocation instructions.
Allocations During the Right to Cancel Period - We will allocate the Initial Purchase Payment in accordance with your most recent allocation instructions.
Minimum Investment Option Value - We reserve the right to require that, as a result of any allocation to an Investment Option, any transfer, or any withdrawal, the remaining Account Value in any Investment Option must be at least $1,000.
We also reserve the right to transfer any remaining Account Value that does not meet such minimum amount to your other Investment Options on a pro rata basis relative to your most recent allocation instructions for those Investment Options.

FIXED ACCOUNT OPTIONS
Fixed Account Options (FAOs) - You must, before the Annuity Date and subject to the provisions of this section, allocate at least 80% of any Purchase Payment, amounts transferred from other Investment Options or a rollover, to the FAO, while the Annuitant is living and the Contract is in force.
Amounts allocated to the FAO are held in our General Account. Subject to applicable law, we have sole discretion over the investment of our General Account assets.
Minimum Allocation Amount - The minimum amount that may be allocated to a FAO is as shown in the Contract Specifications.
Crediting Interest - Amounts allocated to the FAO will be credited with the Guaranteed Interest Rate for the applicable Contract Year. The Guaranteed Interest Rate will never be less than the GMIR shown in the Contract Specifications. The initial Guaranteed Interest Rate, also shown in the Contract Specifications, is guaranteed not to change during the withdrawal charge period. After the sixth Contract Year, and on all subsequent Contract Anniversaries, we will declare the renewal interest rate that the FAO will earn. Each rate will be guaranteed for one Contract Year and be effective on the Contract Anniversary.
Interest will be credited daily at a rate which compounds over one year to the annualized effective interest rate.
We will stop crediting interest on that portion of the FAO Value that is transferred, withdrawn or applied to provide an annuity, including any:
•	withdrawal charges; and,

•	charges for premium taxes and/or other taxes.
We do so as of the date any such transaction is effective.

VARIABLE INVESTMENT OPTIONS
Variable Investment Options - The Variable Investment Options consist of Subaccounts of the Separate Account. The available Subaccounts as of the Contract Date are shown in the Contract Specifications.
Separate Account - We established and maintain the Separate Account under the laws of the state of Arizona. Any income, gains or losses (whether or not realized) from the assets of each Variable Account are credited or charged against such Variable Account without regard to our other income, gains or losses. Assets may be put in our Separate Account to support this Contract and other variable annuity contracts. Assets may be put in our Separate Account for other purposes, but not to support contracts other than variable annuity contracts. The assets of our Separate Account are our property. The portion of the Separate Account assets equal to the reserves and other Contract liabilities with respect to each Variable Account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of a separate account in excess of the reserves and other liabilities with respect to its Variable Accounts to another separate account or to our General Account. All obligations arising under the Contract are our general corporate obligations. We do not hold ourselves out to be trustees of the Separate Account assets.
We reserve the right, subject to compliance with the law then in effect, and after any required regulatory approval, to:
•	cease offering any Subaccount;

•	add or change designated investment companies or their portfolios, or other investment vehicles;

•	add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Variable Account;

•	permit conversion or exchanges between portfolios and/or classes of contracts on the basis of Owners’ requests;

•	add, remove or combine Variable Accounts;

•	combine the assets of any Variable Account with any of our other Separate Accounts or of any of our affiliates;

•	register or deregister Separate Account A or any Variable Account under the 1940 Act;

•	operate any Variable Account as a managed investment company under the 1940 Act, or any other form permitted by law;

•	run any Variable Account under the direction of a committee, board, or other group;

•	restrict or eliminate any voting rights of Owners with respect to any Variable Account or other persons who have voting rights as to any Variable Account;

•	make any changes required by the 1940 Act or other federal securities laws;

•	make any changes necessary to maintain the status of the Contracts as annuities under the Code;

•	make other changes required under federal or state law relating to annuities;

•	suspend or discontinue sale of the Contracts; and

•	comply with applicable law.
If any of these changes result in a material change in the underlying investments of a Variable Account, we will notify you of such change.
We will not change the investment policy of the Separate Account without following the filing and other procedures of the Insurance Superintendent of the State of New York. Unless required by law or regulation, an investment policy may not be changed without our consent.
From time to time we may make other Investment Options available to you. Any new Investment Option may invest in portfolios of the designated investment company, other designated investment companies or their portfolios, or in other investment vehicles. New Investment Options will be made available to existing Owners at our discretion. We will provide you with written notice of all material details, including investment objectives and charges. We will comply with the filing or other procedures established by the Insurance Superintendent of the State of New York, to the extent required by applicable law.

CONTRACT VALUES
Contract Value - The Contract Value on any Business Day is the sum of:
•	the FAO Value; plus

•	the Variable Account Value.
We generally determine values on each day that the New York Stock Exchange is open, provided our administrative offices are also open on that day.
FAO Value - The FAO Value on any day is the FAO Value as of the prior day, increased by any additions to the FAOs on that day as a result of any:
•	interest;

•	Purchase Payments received by us and allocated the FAO; and

•	transfers allocated to the FAO;
and decreased by any deductions from the FAOs on that day as a result of any:
•	transfers from the FAO;

•	withdrawals, including any applicable withdrawal charges;

•	amounts applied to provide annuity payments;

•	annual charges for expenses relating to any optional benefit riders attached to the Contract; and

•	charges for premium taxes and/or other taxes.
Variable Account Value - The Variable Account Value on any Business Day is the sum of the Subaccount Values on that day.
Subaccount Value - Each Subaccount Value on any Business Day is equal to the number of Subaccount Units in that Subaccount multiplied by the Unit Value of the Subaccount on that day.
We credit the Subaccount with Subaccount Units as a result of any:
•	Purchase Payments received by us and allocated to that Subaccount;

•	transfers to that Subaccount; and

•	additional amounts allocated to that Subaccount.
We debit the Subaccount with Subaccount Units as a result of any:
•	transfers from that Subaccount;

•	withdrawals, including any applicable withdrawal charges;

•	amounts applied to provide annuity payments;

•	annual charges for expenses relating to any optional benefit riders attached to the Contract; and

•	charges for premium taxes and/or other taxes.
The number of Subaccount Units we credit to, or debit from, a Subaccount in connection with a transaction is equal to the amount of the transaction applicable to that Subaccount divided by that Subaccount’s Unit Value at the end of the valuation period that includes that day. The number of Subaccount Units in a Subaccount will change only if we credit or debit Subaccount Units for the transactions specified above. The number of Subaccount Units will not change because of subsequent changes in the Subaccount Unit Value.

Subaccount Unit Value - The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each subsequent Business Day, the Unit Value for each Subaccount is equal to (Y) times (Z), where:
(Y)	is the Unit Value for that Subaccount as of the end of the prior Business Day; and

(Z)	is the Net Investment Factor for that Subaccount for the period (a “valuation period”) between the prior Business Day and that Business Day.
Net Investment Factor - Each Subaccount’s Net Investment Factor for any valuation period is equal to (A / B) - C, where:
(A)	equals:

(a)	the net asset value per share of the corresponding portfolio shares held by the Subaccount as of the end of that valuation period; plus

(b)	the per share amount of any dividend or capital gain distributions made during that valuation period on the portfolio shares held by the Subaccount; plus or minus

(c)	any per share charge or credit for any income taxes, other taxes, or amounts set aside during that valuation period as a reserve for any income and/or any other taxes for which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Purchase Payments;

(B)	is the net asset value per share of the portfolio shares held by the Subaccount as of the end of the prior valuation period; and

(C)	is a factor that we assess against the Subaccount’s net assets held by each Subaccount for the mortality and expense risk charge during that valuation period.

CHARGES, FEES AND DEDUCTIONS
Administrative Fee - We charge an administrative fee against the assets held in the Variable Investment Option(s). This fee is assessed daily at the annual rate which is shown in the Contract Specifications. This fee is guaranteed not to increase.
Mortality and Expense Risk Charge (“Risk Charge”) - We impose a Risk Charge against the assets held in the Variable Investment Option(s). This charge is assessed daily at the annual rate which is shown in the Contract Specifications. The Risk Charge compensates us for the risks we assume that mortality and expenses will vary from those we assumed. This charge is guaranteed not to increase.
Premium Taxes - From the Contract Value, we will deduct a charge for any taxes we pay that are attributable to Purchase Payments or withdrawals. Such taxes may include, but are not limited to: any federal, state or local premium or retaliatory taxes; and any federal, state or local income, excise, business or any other type of tax (or component thereof), measured by or based upon, directly or indirectly, the amount of Purchase Payments we receive from you. We will normally deduct this charge upon annuitization. However, we may impose this charge on any withdrawal, at the time any death benefit is paid, when the taxes are incurred or when we pay the taxes. We will base this charge on the Contract Value, the amount of the transaction, the aggregate amount of Purchase Payments we receive under the Contract; or any other amount that, in our sole discretion, we deem appropriately reimburses us for premium taxes paid on this Contract.
Other Taxes - We reserve the right to charge the Separate Account and/or deduct from the Contract Value a charge for any federal, state or local taxes we pay that are or become attributable to the Separate Account or Contract, including, but not limited to, income taxes attributable to our operation of the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Purchase Payments or payments we make under this Contract.
Contingent Deferred Sales Charge (“Withdrawal Charge”) - Withdrawals from the Contract Value are subject to a withdrawal charge which is shown in the Contract Specifications. This charge may apply to amounts withdrawn under the Contract prior to the Annuity Date, depending on which Contract Year the withdrawal is made in.
We will not apply the withdrawal charge on:
•	distributions resulting from the death of the first Owner or the sole surviving Annuitant before the Annuity Date, except as provided under the Death of Owner provision for certain Non-Natural Owners;

•	after the first Contract Year, if the Contract Values is applied to provide an annuity option from us;

•	withdrawals after 90 days from the Contract Date if the Owner or Annuitant has been confined to an accredited nursing home for 60 days, and was not confined to the nursing home on the Contract Date

•	withdrawals to meet required minimum distributions for Qualified Contracts as they apply to amounts held under the Contract;

•	withdrawals after the first Contract Anniversary, if the Owner or Annuitant has been diagnosed as having a medically determinable condition that results in a life expectancy of twelve (12) months or less and we are provided with medical evidence satisfactory to us;

•	surrenders on the default annuity date; or

•	withdrawals as defined under the “Free Withdrawals” section below.

Amount of Withdrawal Charge - The amount of a withdrawal charge depends on which Contract Year the withdrawal is taken in. The withdrawal charge percentage, as shown in the Contract Specifications for the applicable Contract Year, will be applied to the amount withdrawn. Adjustments may be made for any amounts eligible to be considered under the Free Withdrawals provision for that Contract Year.
The withdrawal charge will be deducted proportionately from each Investment Option selected for withdrawal, unless otherwise requested and agreed upon by us. .
Free Withdrawals - During the first Contract Year, you may withdraw free of withdrawal charges amounts up to 10% of the Purchase Payments, less previous withdrawals. During the second through sixth Contract Years, you may withdraw 10% of the Contract Value as of the prior Contract Anniversary, less any withdrawals taken during the current Contract Year, free of withdrawal charges. There are no withdrawal charges beyond the sixth Contract Year.
The amount available for free withdrawal is not cumulative. Any amount eligible for free withdrawal in a Contract Year that is no taken may not be carried over and be available to be taken free of the withdrawal charge in a later Contract Year.

TRANSFER PROVISIONS
Transfers - You may, on or before the Annuity Date and subject to the requirements, limitations and restrictions described in this section, transfer the Account Value in any Investment Option among other Variable Investment Options, while the Annuitant is living and the Contract is in force.
Transfers Between a Variable Investment Option and the FAO - Transfers between a Variable Investment Option and the FAO must take place on a Contract Anniversary. The following conditions also apply to these transfers:
(a)	A transfer from the FAO to a Variable Investment Option can not result in the remaining FAO Value being less than 80% of the Contract Value.

(b)	The entire amount of the Variable Account Value may be transferred to the FAO.

(c)	In order to request a transfer between the FAO and a Variable Account Option, you must tell us the allocation percentages for each option and your instructions must adhere to the same allocation rules as for a Purchase Payment. A rebalance will automatically occur on your Contract Anniversary according to your allocation instructions, unless you instruct us otherwise.
Transfers between the Variable Investment Options and the FAO will normally be effective on the Contract Anniversary, provided the transfer request, in a form satisfactory to us, is received at our Service Center by the Contract Anniversary, or last Business Day prior to Contract Anniversary if the Contract Anniversary is not a Business Day.
Transfers Among the Variable Investment Options - You may transfer all or part of the Variable Account Value in any Variable Investment Option among other Variable Investment Options. Your transfer request must specify:
(a)	the Investment Option (the “source account”) from which the transfer is to be made. You may choose one or more Investment Options as your source account(s). Your source account may not also be a target account;

(b)	the amount of the transfer. If you select more than one source account, the amount of the transfer from each source account must be at least the lesser of $250 or the full source Account Value; and

(c)	the Investment Option (the “target account”) to receive the transferred amount. You may choose one or more Investment Options as your target account(s). If you select more than one target account, your request must specify how the transferred amounts are to be allocated among the target accounts. Your source account may not also be a target account.
Transfers among Investment Options will normally be effective as of the end of the Business Day the transfer request, in a form satisfactory to us, is received at our Service Center.
Transfer Limitations and Restrictions - The following limitations and restrictions apply to transfers among Variable Investment Options:
(a)	Transfers are allowed thirty (30) days after the Contract Date.

(b)	Transfers are limited to twenty-five (25) transfers during each Calendar Year and only two (2) per month, into or out, that affect any international Investment Options. For the purpose of applying this limitation, transfers that occur on the same day are considered one transfer and transfers that occur as a result of any systematic transfer option are excluded from the maximum twenty-five (25) transfers per Calendar Year limitation.

(c)	Transfers to or from an Investment Option cannot be made until the eighth (8th) calendar day (provided that day is a Business Day) from the last day of the most recent transfer to or from that Investment Option. The day of the most recent transfer is considered as the first (1st) calendar day for purposes of meeting this requirement. Transfers that occur as a result of any systematic transfer option are excluded from this requirement.

(d)	If a transfer reduces the remaining Account Value in any Investment Option immediately after such transfer to an amount less than $1,000, we reserve the right, with prior advance written notice, to transfer such remaining Account Value to your other Investment Options on a pro rata basis relative to your most recent allocation instructions.

(e)	We further reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Contract Owners. Such restrictions could include:
(i)	not accepting transfer instructions from an individual or entity acting on behalf of more than one Contract Owner; and

(ii)	not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Contract Owner at a time.
(f)	We further reserve the right to modify the limits described in subparagraphs (a) through (e) above or to impose, without prior notice, other limitations and restrictions on transfers or exchanges that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners or to comply with any applicable federal or state laws, rules and regulations.

WITHDRAWAL PROVISIONS
Withdrawals - You may, on or before the Annuity Date and subject to the requirements, limitations and restrictions described in this section, withdraw all or a portion of the amount available under this Contract, while the Annuitant is living and the Contract is in force. However, no withdrawals are allowed within thirty (30) days of the Contract Date.
You may specify that the withdrawal be taken from a specific Variable Investment Option(s) or pro rata from all Investment Options. If your request does not specify the Variable Investment Option(s) from which the withdrawal is to be made, the withdrawal will be taken pro rata from all Investment Options relative to the Account Value in each option.
Withdrawals will normally be effective as of the end of the Business Day the withdrawal request, in a form satisfactory to us, is received at our Service Center.
Minimum Withdrawal Amount - The minimum amount that may be withdrawn is $500. If the withdrawal reduces the Account Value in any Investment Option to an amount less than $1,000, we reserve the right, with prior advance written notice, to transfer such remaining Account Value to your other Investment Options on a pro rata basis relative to your most recent allocation instructions.
If the withdrawal reduces the Contract Value to an amount less than $1,000, we may terminate this Contract and pay you the withdrawal proceeds (see Amount Available for Withdrawal provision). Payment of the withdrawal proceeds will end this Contract and we will have no further obligations under the Contract.
Amount Available for Withdrawal - The amount available for withdrawal is the Contract Value as of the end of the Business Day on which the withdrawal request is effective, less any:
*	withdrawal charge;

*	charges for expenses relating to any optional riders attached to the Contract; and

*	charges for premium taxes and/or other taxes.
The amount we send you (the “withdrawal proceeds”) will also reflect any required or requested federal and/or state income tax withholding.
Termination of Contract - You may, on or before the Annuity Date, terminate this Contract for its withdrawal proceeds, while the Annuitant is living and the Contract is in force. We will require the return of this Contract or a signed Lost Contract Affidavit with your request. The withdrawal proceeds will be determined under the Amount Available for Withdrawal provision.
Your request to terminate the Contract will normally be effective as of the end of the Business Day such request, in a form satisfactory to us, is received at our Service Center. Payment of the withdrawal proceeds will end this Contract and we will have no further obligations under the Contract.

DEATH BENEFIT PROVISIONS
Death Benefit - A death benefit will be payable only if the sole surviving Annuitant or any Owner dies before the Annuity Date and while this Contract is in force.
The proceeds of any death benefit will be payable upon receipt of, in a form satisfactory to us, proof of death and instructions regarding payment of the death benefit proceeds (the “Notice Date”). Such proceeds will equal the Death Benefit Amount reduced by any charges for premium taxes and/or other taxes, if proceeds are used to purchase on Annuity Option from us.
These proceeds may be payable in a lump sum, as periodic payments under an Annuity Option available under this Contract, towards the purchase of any other Annuity Option we then offer, or in accordance with the Code (see Death of Owner Distribution Rules).
If there are multiple Beneficiaries, the Death Benefit Amount will be calculated when we first receive proof of death and instructions, in proper form, from any Beneficiary. Any Death Benefit Amount still remaining to be paid to any other Beneficiary will fluctuate with the performance of the underlying Investment Options.
Death Benefit Amount - The Death Benefit Amount as of any Business Day prior to the Annuity Date is equal to the greater of:
(a)	the Contract Value as of that day; or

(b)	the aggregate Purchase Payments reduced by an amount for each withdrawal that has occurred, which is calculated by multiplying the aggregate Purchase Payments received prior to each withdrawal by the ratio of the amount of the withdrawal, including any withdrawal charge to the Contract Value immediately prior to the withdrawal.
Death of Annuitant - If the Annuitant dies before the Owner and before the Annuity Date, the death benefit proceeds will be equal to the Death Benefit Amount as of the Notice Date. Unless there is a surviving Joint Annuitant or Contingent Annuitant, we will pay the death benefit proceeds to the first person among the following who is (1) living; or (2) an entity or corporation entitled to receive the death benefit proceeds; following the death of the sole surviving Annuitant:
(a)	the Owner;

(b)	the Joint Owner;

(d)	the Beneficiary; or

(e)	the Contingent Beneficiary.
If none are living (or if there is no entity or corporation entitled to receive the death benefit proceeds), we will pay the death benefit proceeds to the Owner’s estate.
If an Annuitant dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant and there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. No death benefit will be paid, except as otherwise provided under the Death Benefit provision.
If you are the Annuitant and you die, we will determine the amount of any death benefit and to whom it will be paid under this Death of Annuitant provision. If the Contract is issued as a Non-Qualified Contract, we will distribute any death benefit proceeds under the Death of Owner Distribution Rules provision.

Death of Owner - If you are not the Annuitant and you die before the Annuitant and before the Annuity Date, the death benefit proceeds will be equal to the Death Benefit Amount as of the Notice Date.
If you die while the Annuitant is living and prior to the Annuity Date, we will pay the death benefit proceeds to the first among the following who is (1) living; or (2) an entity or corporation entitled to receive the death benefit proceeds:
(a)	the Joint Owner;

(c)	the Beneficiary; or

(d)	the Contingent Beneficiary.
If none are living (or if there is no entity or corporation entitled to receive the death benefit proceeds), we will pay the death benefit proceeds to your estate.
If you are a Non-Natural Owner of a Contract other than a Contract issued under a Qualified Plan as defined in Section 401 or 403 of the Code, the Primary Annuitant will be treated as the Owner of the Contract for purposes of the Death of Owner Distribution Rules.
Death of Owner Distribution Rules - The following rules will determine when a distribution must be made under this Contract. These rules do not affect our determination of the amount of death benefit proceeds payable or distribution proceeds. If there is more than one Owner, these rules apply on the date on which the first of these Joint Owners die.
If the Owner dies before the Annuity Date, the designated recipient of the death benefit proceeds may elect to receive the death benefit proceeds:
•	in a lump sum payment;

•	within five (5) years following the Owner’s death; or

•	in the form of an annuity for life or over a period that does not exceed the life expectancy of the designated recipient, with annuity payments that start within one (1) year after the Owner’s death.
Unless otherwise required by law, an election to receive an annuity (in lieu of a lump sum payment) must be made within such time frames as we may prescribe from time to time, or the lump sum payment option will be deemed elected. We will consider that deemed election as our receipt of instructions regarding payment of the death benefit proceeds.
The Owner may designate that the Beneficiary is to receive the death benefit proceeds either through an annuity for life or over a period that does not exceed the life expectancy of the Beneficiary. Such designation must be made in writing in a form acceptable to us, and may only be revoked by the Owner in writing in a form acceptable to us. Upon death of the Owner, the Beneficiary cannot revoke or modify any designation made by the Owner on how the death benefit proceeds are to be paid.
If the spouse of the deceased Owner is the sole surviving Beneficiary, or is the sole surviving Joint Owner, and has an unrestricted right to receive the death benefit proceeds in a lump sum, the spouse may continue this Contract as Owner rather than receive the death benefit proceeds, provided that we receive instructions to continue the Contract within such time frames as we may prescribe from time to time.
On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit. The amount that the Death Benefit Amount exceeds the Contract Value will be added to the Contract Value in the form of the Add-In Amount on the Notice Date. The Add-In Amount will be allocated among Investment Options in accordance with the current allocation instructions for the Contract and will be considered earnings. There will not be an adjustment to the Contract Value if the Contract Value is equal to the death benefit proceeds as of the Notice Date.
If the Owner dies on or after the Annuity Date, but payments have not yet been completed, then distributions of the remaining amounts payable under this Contract must be made at least as rapidly as the rate that was being used at the date of the Owner’s death. All of the Owner’s rights granted by the

Contract will be assumed by the first person among the following who is (1) living; or (2) an entity or corporation entitled to assume the Owner’s rights granted by the contract:
(a)	the Joint Owner;

(c)	the Beneficiary; or

(d)	the Contingent Beneficiary.
If none are living (or if there is no entity or corporation entitled to assume the Owner’s rights granted by the Contract), all of the Owner’s rights granted by the Contract will be assumed by the Owner’s estate.
If the Owner is a Non-Natural Owner, the rules set forth in these Death of Owner Distribution Rules apply in the event of the death or change of the Primary Annuitant.
This Contract incorporates all applicable provisions of Code Section 72(s) and any successor provision, as deemed necessary by us to qualify this Contract as an annuity contract for federal income tax purposes, including the requirement that, if the Owner dies before the Annuity Date, any death benefit proceeds under this Contract shall be distributed within five (5) years of the Owner’s death (or such other period that we offer and that is permitted under the Code or such shorter period as we may require).
These Death of Owner Distribution Rules do not apply to Qualified Contracts issued under Qualified Plans as defined in Section 401, 403, 408 or 408A of the Code or to an annuity that is a qualified funding asset as defined in Code Section 130(d) (but without regard to whether there is a qualified assignment).
Interest on Death Benefit Proceeds - We will pay interest on the death benefit proceeds. Generally, interest will be paid at a rate of not less than 3% per year from the date of death until such proceeds are paid or applied under an Annuity Option.

BENEFICIARY PROVISIONS
Designation of Beneficiary - The Beneficiary is the person you name who may receive the Death Benefit Amount, or any remaining annuity payments after the Annuity Date, if the Annuitant or Owner dies. If you leave no surviving Beneficiary, your estate may receive the death benefit proceeds. If the Beneficiary is a trustee, we will neither be responsible for verifying a trustee’s right to receive any Death Benefit Amount, nor for how the trustee disposes of any Death Benefit Amount. If before payment of any Death Benefit Amount, we receive proper notice that the trust has been revoked or is not in effect, then any Death Benefit Amount payable will be paid to the Contingent Beneficiary, if living; if not to the Owner’s estate.
Adding or Changing Your Beneficiary - You may add, change, or remove any Beneficiary subject to the terms of any assignment, at any time prior to the death of the Annuitant or Owner, by providing us with a written request in a form satisfactory to us. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries. Any change or addition will generally take effect only when we receive all necessary documents and record the change or addition. Any change or addition will take effect only when the notice is signed, subject to any payments made or any actions taken by us prior to our receipt of the notice. Any such change or addition will not impact any payment made or other action taken by us before the change or addition was received by us at our Service Center.

ANNUITY PROVISIONS
Date Annuity Payments Begin - Annuity payments will begin on the Annuity Date, if the Annuitant is living and the Contract has not been terminated. Once annuity payments begin, no changes can be made to the Annuity Option and no further withdrawals will be allowed.
Default Annuity Date and Annuity Option - Unless otherwise changed as provided below, the Annuity Date is shown in the Contract Specifications. If you did not select an Annuity Date in the application for this contract, and you have a Non-Qualified Contract, your Annuity Date will be the later of the Annuitant’s 90th birthday or the tenth (10th) Contract Anniversary. If there are Joint Annuitants, the Annuity Date will be based on the younger Annuitant’s birthday. If you did not select an Annuity Date in the application for this Contract and you have a Qualified Contract, distribution at an earlier age may be required.
For all Non-Qualified Contracts and those Qualified Contracts where you are not married, the Annuity Option will be Life with 10 Year Period Certain. If this is a Qualified Contract and you are married, the Annuity Option will be Joint and Survivor Life, with survivor payments of 50%, and your spouse will automatically be named as the secondary Annuitant.
Change of Annuity Date and Annuity Option - You may change the Annuity Date and/or Annuity Option by providing proper notice to us at least ten (10) days prior to the current Annuity Date or new Annuity Date, whichever is earlier.
The new Annuity Date may not be earlier than the first Contract Anniversary and must occur on or before the later of the Annuitant’s 90th birthday or the tenth (10th) Contract Anniversary, or earlier, as required by any applicable state law or the Code. If there are Joint Annuitants, the Annuity Date will be based on the younger Annuitant’s birthday. You should consult with your Qualified Plan administrator before you elect an Annuity Date.
Prior to the Annuity Date, the Annuity Option in effect may be changed to any other Annuity Option contained in this Contract or allowed by us, subject to any state law or the Code.
If this is a Qualified Contract, additional restrictions under your Qualified Plan may apply. You should consult with your Qualified Plan administrator before making your selection.
Application of Contract Value - On the Annuity Date, unless directed otherwise, we will apply the Contract Value, less any applicable premium taxes, to provide fixed annuity payments under the Annuity Option selected. This Contract does not provide for a variable annuity payments option.
Annuity benefits will not be less than those that would have been provided by the application of an amount to purchase any single consideration immediate annuity offered by us at the time annuity payments commence to the same class of annuitants.
Minimum Amount - The minimum amount that may be applied to provide annuity payments is $5,000. You may elect to have annuity payments made monthly, quarterly, semiannually, or annually. Regardless of the frequency of payments, the minimum annuity payment that you may elect to receive is $240. We reserve the right to reduce the frequency of payments or the period certain if the initial annuity payment is less than $240.
Conversion to Current Rates - Annuity payments will be based on the greater of:
*	our current income factors in effect for this Contract; or

*	our guaranteed income factors.
The dollar amount of any payments after the first annuity payment is specified during the annuity payment period according to the provisions of the elected Annuity Option.

ANNUITY OPTIONS
The following Annuity Options are available under this Contract. Additional options may become available in the future:
Option 1 - Life Only. Periodic payments are made to the designated payee during the Annuitant’s lifetime. Payments stop when the Annuitant dies.
Option 2 - Life with Period Certain. Periodic payments are made to the designated payee during the Annuitant’s lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed five (5) through thirty (30) years (in full years only). If the Annuitant dies before the guaranteed payments are completed, we will pay the remainder of the guaranteed payments to the first person among the following who is (1) living; or (2) an entity entitled to receive the remainder of guaranteed payments:
(a)	the Owner;

(b)	the Joint Owner;

(c)	the Beneficiary; or

(d)	the Contingent Beneficiary.
If none are living (or if there is no entity entitled to receive the remainder of the guaranteed payments), we will pay the remainder of the guaranteed payments to the Owner’s estate.
If the Annuitant dies after all of the payments under the period certain have been paid, payments will stop when the Annuitant dies.
Option 3 - Joint and Survivor Life. Periodic payments are made to the designated payee during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments are based on the life of the secondary Annuitant named in the election if and so long as such secondary Annuitant lives. Payments made based on the life of the secondary Annuitant may be in installments equal to 50%, 66-2/3% or 100% (as specified in the election) of the original payment amount payable during the lifetime of the Primary Annuitant.
Option 4 - Period Certain Only. Periodic payments are made to the designated payee during the Annuitant’s lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed five (5) through thirty (30) years (in full years only). If the Annuitant dies before the guaranteed payments are completed, we will pay the remainder of the guaranteed payments to the first person among the following who is (1) living; or (2) an entity entitled to receive the remainder of the guaranteed payments:
(a)	the Owner;

(b)	the Joint Owner;

(c)	the Beneficiary; or

(d)	the Contingent Beneficiary.
If none are living (or if there is no entity entitled to receive the remainder of the guaranteed payments), we will pay the remainder of the guaranteed payments to the Owner’s estate.

ANNUITY OPTION TABLES
Applicability of Rates - The annuity rates contained in the tables on the following pages will be used to provide a minimum guaranteed monthly annuity. The rates shown are for each $1,000 of value applied under the applicable Annuity Option and does not include any applicable premium taxes. Any applicable premium taxes will be withdrawn as described in the Premium Taxes provision.
For some Qualified Plans and in some states, the use of sex-distinct income factors is prohibited. Therefore, we use blended (50% male and 50% female) unisex income factors for life payment options, for both male and female Annuitants.
Basis of Computations - The actuarial basis for the annuity rates contained in the tables is the 2000 Individual Annuity Mortality Table with the ages set back 8 years and with interest at an annual rate of 3%.
Rates Not Shown - Any rates and/or ages not shown in the tables contained in this Contract will be provided by the Company upon request.

OPTIONS 1 AND 2
LIFE ONLY OR LIFE WITH GUARANTEED PERIOD CERTAIN OF 10 AND 20 YEARS

	Male at 3%			Female at 3%			Unisex at 3%
		Life with			Life with			Life with
		Guaranteed			Guaranteed			Guaranteed
	Life	Period Certain		Life	Period Certain		Life	Period Certain
Age	Only	10 Yr.	20 Yr.	Only	10 Yr.	20 Yr.	Only	10 Yr.	20 Yr.
30	[3.02	3.02	3.01	2.94	2.94	2.94	2.98	2.98	2.97
35	3.13	3.12	3.11	3.03	3.03	3.02	3.08	3.08	3.07
40	3.26	3.25	3.24	3.14	3.14	3.13	3.20	3.19	3.18
45	3.42	3.41	3.39	3.28	3.27	3.26	3.35	3.34	3.33
50	3.63	3.62	3.58	3.45	3.44	3.42	3.53	3.53	3.50
55	3.89	3.87	3.80	3.67	3.66	3.62	3.77	3.76	3.71
60	4.22	4.19	4.07	3.95	3.93	3.87	4.08	4.05	3.96
65	4.65	4.59	4.38	4.31	4.28	4.16	4.47	4.43	4.26
70	5.23	5.12	4.71	4.80	4.74	4.51	5.00	4.92	4.61
75	6.04	5.79	5.04	5.47	5.35	4.88	5.73	5.55	4.96
80	7.16	6.61	5.31	6.44	6.14	5.22	6.76	6.36	5.26
85	8.70	7.53	5.49	7.85	7.13	5.45	8.23	7.31	5.47
90	10.86	8.43	5.57	9.96	8.19	5.56	10.35	8.30	5.57
95	13.85	9.17	5.60	13.08	9.06	5.60	13.40	9.11	5.60]
OPTION 3 - JOINT AND 50% SURVIVOR LIFE
Male Age (Primary Annuitant)

	60	65	70	75	80	85
Female Age
60	[3.90	4.13	4.39	4.70	5.03	5.39
65	3.97	4.24	4.55	4.90	5.29	5.70
70	4.04	4.35	4.70	5.11	5.57	6.07
75	4.10	4.44	4.85	5.33	5.89	6.49
80	4.14	4.51	4.97	5.54	6.21	6.96
85	4.17	4.56	5.07	5.71	6.50	7.44]
Unisex Age (Primary Annuitant)

	60	65	70	75	80	85
Unisex Age
60	[3.84	4.07	4.34	4.65	5.01	5.40
65	3.90	4.17	4.48	4.84	5.25	5.70
70	3.95	4.25	4.61	5.03	5.51	6.05
75	3.99	4.32	4.72	5.21	5.79	6.44
80	4.02	4.38	4.82	5.37	6.05	6.86
85	4.05	4.41	4.89	5.50	6.29	7.25]
OPTION 4 - PERIOD CERTAIN ONLY

Years	Income
5	[17.91
6	15.14
7	13.16
8	11.68
9	10.53
10	9.61
11	8.86
12	8.24
13	7.71
14	7.26
15	6.87
16	6.53
17	6.23
18	5.96
19	5.73
20	5.51
21	5.32
22	5.15
23	4.99
24	4.84
25	4.71
26	4.59
27	4.47
28	4.37
29	4.27
30	4.18]

Pacific Life & Annuity Company ● 700 Newport Center Drive ● Newport Beach, CA 92660
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
Investment Experience Reflected in Benefits
Variable and Fixed Accumulation Before Annuity Date
Annuities Payable in Fixed Dollar Amounts
Death Benefit Proceeds Payable Before Annuity Date
Non-Participating - No Dividends are Payable